Filed by Schweitzer-Mauduit International, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

SWM Employee FAQ

1.	What was announced?

•	SWM and Neenah have signed a definitive agreement to combine in an all-stock merger of equals to create a global leader in specialty materials.
•	The new company will have revenues of approximately $3 billion with expanded scale and capabilities, and accelerated growth opportunities.
•	This combination validates our hard work to date and is an important next step in our journey to become even more global, innovative, and aligned to our customers’ needs, consistent with our strategic plan to improve everyday life. It is a continuation of our current strategy, not a change. This combination is about allowing us to accelerate our growth.
•	We are excited about the benefits this transformative combination brings to SWM’s employees, communities, customers, business partners and shareholders.
•	We expect the transaction to close in the second half of 2022. Until then, we remain independent companies and it is business as usual.

2.	Who is Neenah?
•	Headquartered in Alpharetta, Georgia, Neenah is a world-class manufacturer, with over 2,600 employees serving customers across its facilities in North America and Europe.
•	Like us, Neenah is recognized as an innovative company with top-tier assets, a history of execution and best-in-class teams who deliver for their customers.
•	Most importantly, Neenah shares our culture of conversation and our commitment to investing in our people, striving for excellence, and working safely as a team and, like us, they are dedicated to citizenship, sustainability, and responsibility.
•	Our companies have similar strategies based on disciplined capital investment, strong free cash flow, goals to continue increasing returns to shareholders, and a rich combined leadership talent pool.
•	For more information about Neenah please visit www.neenah.com.

3.	How does this merger benefit SWM?
•	With this transaction, we are combining two great companies to form an even larger, more technically driven, dynamic specialty materials company that is uniquely positioned to succeed for the long-term. The new company will be much like our current company, but with more capabilities.
•	The combined business’ portfolio will enhance our exposure to growing, global markets, with clear megatrends of clean air and water, health and wellness, sustainability, and advanced protective solutions.
•	With our highly complementary technologies, geographies, and product portfolios, as a combined company, we will have even greater financial strength and scale, expanded capabilities, a more diverse portfolio and improved global reach to drive innovation and help us achieve – and surpass – our goals while meeting the growing and evolving needs of our customers.

4.	What does this mean for employees? What can we expect between now and the close of the merger?
•	This transaction is about growth – for our combined company and our employees.
•	SWM and Neenah both recognize the valuable contributions that employees make to our success, and our intent is to capitalize on the capabilities and talent of both organizations.
•	Both companies pride themselves on ensuring the safety and wellbeing of our employees, operating efficiently, and creating premium, unique solutions that fuel our customers’ success.
•	Following the close of the transaction, we expect that being part of a much larger organization with more resources will create new career paths and opportunities for all of us.

•	While we are excited about this merger, our announcement is just the first step toward bringing our companies together.
•	Until the transaction’s closing, SWM and Neenah remain separate organizations, and we will operate as usual.

5.	What are plans to integrate the two companies? Do you anticipate any layoffs following the transaction?
•	We are very well-positioned today to take on the challenge of building this new combined company and realizing the potential that the two organizations have as a single operating company.
•	Our businesses are highly complementary and overall, we expect there will be exciting opportunities for employees as part of a larger, stronger, more diversified organization.
•	In the coming weeks we will establish an integration-planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together, similar to the process we applied when we joined Scapa to SWM.
•	We are committed to being thoughtful and transparent as we work through the planning process.

6.	Where will the combined business operate? What will be the name of the combined business?
•	The combined business will remain headquartered in Alpharetta, Georgia, with key manufacturing facility locations around the world.
•	No decisions have been made yet on the combined company’s name.

7.	Who will lead the combined company?
•	The combined company will be led by a proven management team that reflects the strengths and capabilities of both organizations.
•	When this transaction closes later this year, Jeff Kramer, Chief Executive Officer of SWM, has agreed to step back from leadership and serve as a strategic advisor to the combined company, to help ensure a smooth transition.
•	Upon closing, Julie Schertell, President and Chief Executive Officer of Neenah, will serve as President and Chief Executive Officer.
•	The new Board will comprise nine directors, five of whom will be from the SWM Board and four of whom will be from the Neenah Board, including Ms. Schertell.
•	John Rogers, Non-Executive Chairman of the SWM Board, will serve as Non-Executive Chair of the combined company’s Board of Directors.

8.	What does this mean for our safety protocols and our environmental commitments?

•	Like SWM, Neenah puts the safety of its employees and communities first.

•	SWM and Neenah have highly aligned outlooks on business, prioritizing employee safety and development, and partnering with customers to create premium, unique solutions that fuel their success.

•	With shared commitments to environmental stewardship, sustainability, engagement, inclusion, and corporate governance, the combined business will build upon both companies’ ongoing ESG efforts.

•	With an expansive footprint spanning four continents, we will continue to prioritize employee training and career development while supporting the communities in which we live and work.

9.	Will my pay and benefits stay the same?
•	There will be no immediate changes as a result of this announcement.
•	We will continue to keep you informed if anything changes as we move forward.

10.	Can I buy and sell stock between now and close?
•	Our stock will continue to trade on the public market, and you can continue to make investment and trading decisions within our existing policies and regulations, including our insider trading policy.

11.	What will happen to my stock ownership at close?
•	Your stock ownership will not be affected by the transaction and will remain outstanding.

12.	What should I do if an employee of Neenah contacts me with questions or requests for information?
•	It is important to remember that until closing, SWM and Neenah remain separate organizations, and we will operate as usual.
•	If you are approached by a Neenah team member for any information about the integration, do not comment and refer them to Mari Sifo at msifo@swmintl.com.

13.	What if I am approached by the media?
•	Please forward any inquiries you receive to Mary Gibson at mgibson@swmintl.com.

14.	How will this merger benefit customers?
•	We believe this transaction is a win-win for all of our stakeholders, including our customers.
•	To the benefit of our customers, complementary capabilities exist between SWM and Neenah in key categories such as: filtration, healthcare, tape, packaging, release liners, and adhesive solutions.
•	The combined company’s footprint will further expand our presence in the four continents where we already operate, creating a stronger presence to better serve customers both globally and regionally.

15.	How can I obtain more information?
•	If you have any additional questions, please feel free to reach out to myself or your HR representative. You can also submit them to swmcommunications@swmintl.com.
•	We will also continue to keep employees updated through usual communications channels as we have additional information to share.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance —are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM’s and Neenah’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM’s or Neenah’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the U.S. Securities and Exchange Commission (the “SEC”).

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, SWM will file with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 9, 2021 for its 2021 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.